Filed Pursuant to Rule 433
Registration Statement No. 333-175886

January 23, 2014

Textron Inc.

$250,000,000 3.650% Notes due 2021 and $350,000,000 4.300% Notes due 2024

Pricing Term Sheet

Issuer:	Textron Inc.

Security:	3.650% Notes due 2021	4.300% Notes due 2024

Size:	$250,000,000	$350,000,000

Maturity Date:	March 1, 2021	March 1, 2024

Coupon:	3.650%	4.300%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014	March 1 and September 1, commencing September 1, 2014

Price to Public:	99.836%	99.801%

Benchmark Treasury:	2.375% due December 31, 2020	2.750% due November 15, 2023

Benchmark Treasury Price and Yield:	100-30+ ; 2.226%	99-25+ ; 2.774%

Spread to Benchmark Treasury:	145 bps	155 bps

Special Mandatory Redemption:

If the Beechcraft Acquisition is not completed, or the related merger agreement is terminated, on or before December 31, 2014, the Company will be required to redeem all outstanding 2021 notes at a redemption price equal to 101% thereof, plus accrued and unpaid interest thereon.

N/A

Yield:	3.676%	4.324%

Make-Whole Call:	T + 20 bps	T + 25 bps (prior to December 1, 2023)

Par Call:	N/A	On or after December 1, 2023

Expected Settlement Date (T+5):	January 30, 2014	January 30, 2014

CUSIP / ISIN:	883203 BT7 / US883203BT75	883203 BU4 / US883203BU49

Expected Ratings (Moody’s/S&P/Fitch):	Baa3 / BBB- /BBB-	Baa3 / BBB- /BBB-

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

Senior Co-Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC BNY Mellon Capital Markets, LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	PNC Capital Markets LLC Wells Fargo Securities, LLC The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146; J.P. Morgan Securities LLC at 1-212-834-4533 (collect).